UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 7, 2022

(Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 7% Senior Unsecured Bonds due September 30, 2022 and 7%/7.5% Series B Senior Unsecured Bonds due September 30, 2025

ITEM 1. FUNDAMENTAL CHANGES

On September 15, 2022, but effective September 7, 2022, GK Investment Holdings, LLC, a Delaware limited liability company (the “Company”) entered into a Second Supplemental Indenture, dated September 7, 2022 (the “Second Supplemental Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Second Supplemental Indenture amended certain provisions of the Indenture, dated September 30, 2016 (the “Original Indenture”), as supplemented by the First Supplemental Indenture dated October 17, 2016 (the “First Supplemental Indenture” and together with the Original Indenture and Second Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee. The Second Supplemental Indenture by and between the Company and the Trustee created and authorized for issuance under the Indenture 7%/7.5% Series B Senior Unsecured Bonds due September 30, 2025 (the “New Bonds”) which were subsequently issued following an exchange offer in which holders of the Company’s 7% Series A Senior Unsecured Bonds due September 30, 2022 (the “Old Bonds”) were offered New Bonds in exchange for their Old Bonds, on a one-for-one basis, in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (“Exchange Offer”). The Second Supplemental Indenture also adjusted the definition of “Equity-Bond Ratio” to include cash and cash equivalents in the calculation of such ratio. The Second Supplemental Indenture required the consent and approval of holders of at least a majority of the outstanding Old Bonds, which consent the Company sought and received concurrently with the solicitation of the Exchange Offer.

Based on real estate market conditions, including rising interest rates and lingering effects of the pandemic regarding the market demand for retail real estate properties, the Company was unable to find a buyer for the real estate assets it held in time to pay back the Old Bonds set to mature on September 30, 2022 (the “Old Bond Maturity Date”). The Company decided it would be prudent to maintain the real estate assets it held and work to increase their value so that they would be more desirable to a potential buyer. Therefore, the Company undertook the aforementioned Exchange Offer. The Exchange Offer commenced on March 30, 2022, and ultimately required the consent and approval of holders of at least 75% of the outstanding Old Bonds. Holders of approximately 80.10% of the outstanding Old Bonds elected to participate in and approve the Exchange Offer, and consented to the Second Supplemental Indenture. The Exchange Offer closed on September 15, 2022.

 Each exchanging holder of Old Bonds received a number of New Bonds equal to the number of Old Bonds being exchanged, on a one-for-one basis. The Old Bonds exchanged were canceled as of September 15, 2022. The remaining Old Bonds, held by those selecting not to participate in the Exchange Offer, (19.90%), retain their original maturity date—September 30, 2022. Old Bond holders not participating in the exchange will receive value for their bonds on or about the Old Bond Maturity Date, September 30, 2022. The New Bonds have a maturity date of September 30, 2025.

 The Company solicited and delivered to the Trustee the written approval of the Second Supplemental Indenture from the holders of a majority in aggregate principal amount of the Bonds outstanding in accordance with Article XI of the Indenture.

The foregoing description of the Second Supplemental Indenture, and 7%/7.5% Series B Senior Unsecured Bonds is a summary and is qualified in its entirety by the terms of the Second Supplemental Indenture, and Form of 7%/7.5% Series B Senior Unsecured Bond, copies of which are filed as Exhibit Nos. 3.1 and 3.2 to this Current Report on Form 1-U.

Exhibits

Exhibit No.	Description of Exhibit

3.1	Second Supplemental Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, dated as of September 7, 2022.

3.2	Form of 7%/7.5% Series B Senior Unsecured Bond due September 30, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC a Delaware limited liability company

By:	GK Development, Inc.
an Illinois corporation

Its:	Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President and Sole Director

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